SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 23, 2012

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press releases:

•	“Q2 2012 Quarterly Report and Semi-annual Report”, dated July 23, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of July 2012.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho
(General Secretary)

Q2 2012 Quarterly report and Semi-annual report

Philips reports second-quarter comparable sales growth of 5% to EUR 5.9 billion; EBITA of EUR 450 million

•	Growth led by 7% growth at Healthcare and 6% growth at Lighting

•	Sales in growth geographies up 11% on a comparable basis, now representing 35% of total revenue

•	Reported EBITA of EUR 450 million, or 7.6% of sales

•	Net income of EUR 167 million

•	Overhead-reduction plan on track; cumulative savings now EUR 176 million

•	Distribution agreement signed for Lifestyle Entertainment in North America with Funai

Q2 financials: Strong growth at Healthcare, Lighting and the growth businesses in Consumer Lifestyle. Positive growth momentum improves operating margins.

Healthcare comparable sales grew by 7%, with a solid sales increase across all businesses and a 22% increase in growth geographies. Currency-comparable order intake increased by 4% year-on-year, with equipment order growth seen at both Imaging Systems and Patient Care & Clinical Informatics. Reported EBITA margin for the quarter was 13.8%.

Consumer Lifestyle sales increased by 3% on a comparable basis. High-single-digit growth in the combined growth businesses, i.e. Personal Care, Health & Wellness and Domestic Appliances, was partly offset by a decline at Lifestyle Entertainment. Reported EBITA margin for the quarter was 7.6% and included a one-time gain on the sale of the Speech Processing business.

Lighting comparable sales increased by 6%, led by double-digit sales growth at Light Sources & Electronics, as well as high-single-digit sales growth at Automotive. LED-based sales grew by 37% year-on-year and now account for 20% of total Lighting sales. Reported EBITA margin for the quarter was 4.6%.

We have completed 56% of our EUR 2 billion share buy-back program since the start of the program in July 2011.

Gaining further traction with Accelerate!

Our multi-year change and performance improvement program Accelerate! is in its second year and we continue to make good progress. We see employees across the company embracing the transformation program, which is positively changing our company culture to become agile and entrepreneurial. We now have many End2End pilot transformation projects, which currently cover over 10% of revenue, forming the basis for further rollout across the rest of the company. The implementation of our granular performance management approach is resulting in accelerated growth and an improved bottom-line.

The actions to deliver on our overhead cost-reduction program are on track. Incremental savings amounted to EUR 176 million in the first half of 2012, and more than 50% of the total TV stranded costs have been taken out. Cumulative savings by the end of 2012 are expected to be approximately EUR 400 million.

CEO quote:

The improved performance in the second quarter of 2012 is encouraging proof that our Accelerate! transformation program, and the relentless focus on execution, are enabling us to continue on the path to achieve our 2013 mid-term financial targets.

The initiatives to stimulate growth show promising results, especially in the light of the weaker economic situation. Healthcare sales are growing well at 7%, and order intake showed solid growth, whereby a decline in Europe was more than offset by increases in the rest of the world. The growth businesses in Consumer Lifestyle again performed solidly. At Lighting, LED-based sales showed strong growth momentum. Overall, the cost-saving initiatives are on track, resulting in improved operational performance across the group compared to the previous year.

We are considering various business models for Lifestyle Entertainment to drive more value. As a result, we are happy to announce a distribution agreement for Lifestyle Entertainment in North America and the sale of the Speech Processing business.

There is no denying that the global economy is weaker now than it was just three months ago, especially in Europe which accounts for approximately 25% of our revenue. We continue to take actions to mitigate the risks from the increased economic headwinds globally, and we remain confident in our ability to further improve our performance.

Frans van Houten, CEO of Royal Philips Electronics

Please refer to page 16 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q2	Q2
	2011	2012

Sales	5,216	5,892
EBITA	371	450
as a % of sales	7.1	7.6
EBIT	(1,123)	338
as a % of sales	(21.5)	5.7
Financial income and expenses	(74)	(79)
Income taxes	(47)	(89)
Results investments in associates	(4)	(10)
Income (loss) from continuing operations	(1,248)	160
Discontinued operations	(97)	7
Net income (loss)	(1,345)	167

Net income (loss) - shareholders per common share (in euros) - basic	(1.39)	0.18

Sales by sector

in millions of euros unless otherwise stated

	Q2	Q2		% change
	2011	2012	nominal	comparable

Healthcare	2,080	2,413	16	7
Consumer
Lifestyle	1,247	1,356	9	3
Lighting	1,777	2,026	14	6
IG&S	112	97	(13)	(13)

Philips Group	5,216	5,892	13	5

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q21)	Q2		% change
	2011	2012	nominal	comparable

Western Europe	1,456	1,455	(0)	(4)
North America	1,627	1,935	19	7
Other mature geographies	404	456	13	2

Total mature geographies	3,487	3,846	10	2
Growth geographies	1,729	2,046	18	11

Philips Group	5,216	5,892	13	5

1)	Revised to reflect an adjusted market cluster allocation

Net income

•

Net income of EUR 167 million was EUR 1,512 million higher year-on-year, largely due to goodwill and intangible-asset impairments of EUR 1,385 million in Q2 2011. Excluding impairments, net income was EUR 127 million higher year-on-year, reflecting higher operating earnings and the loss on discontinued operations recorded in Q2 2011.

•

EBITA increased by EUR 79 million year-on-year to 7.6% of sales, driven by higher earnings at Healthcare and Consumer Lifestyle, partly offset by higher cost at Innovation, Group & Services and lower EBITA at Lighting.

•

EBITA included acquisition and restructuring-related charges, the gain on the divestment of the Speech Processing activities in Consumer Lifestyle and a one- time gain of prior service cost related to a medical retiree benefit plan. Excluding these items, EBITA amounted to 8.6% of sales.

•	Tax charges were EUR 42 million higher than in Q2 2011, mainly due to higher taxable earnings.

•

In Q2, after-tax income from discontinued operations, which represents the results of the Television business, was a gain of EUR 7 million, compared to a loss of EUR 97 million in Q2 2011. The EUR 7 million gain came from lower costs leading to an improved deal result.

Sales per sector

•	Group sales amounted to EUR 5,892 million, an increase of 5% on a comparable basis. Group nominal sales increased by 13%, including a 7% positive currency effect.

•

Healthcare sales improved by 7% on a comparable basis, with solid sales increases in all businesses, notably double-digit growth at Patient Care & Clinical Informatics, high-single-digit growth at Imaging Systems, and mid-single-digit growth at Home Healthcare Solutions.

•

Consumer Lifestyle comparable sales grew by 3% year- on-year, driven by strong double-digit growth at Health & Wellness and strong single-digit growth at Domestic Appliances, partly offset by a sales decline at Lifestyle Entertainment.

•	Lighting sales grew by 6% on a comparable basis, led by double-digit growth at Light Sources & Electronics and high-single-digit growth at Automotive.

Sales per geographic cluster

•	Comparable sales in the mature markets grew by 2% compared to Q2 2011, driven by Healthcare and Lighting, while Consumer Lifestyle sales declined.

Q2 2012 Quarterly report and Semi-annual report	3

EBITA

in millions of euros

	Q2 2011	Q2 2012

Healthcare	276	333
Consumer Lifestyle	26	103
Lighting	101	93
Innovation, Group & Services	(32)	(79)

Philips Group	371	450

EBITA

as a % of sales

	Q2 2011	Q2 2012

Healthcare	13.3	13.8
Consumer Lifestyle	2.1	7.6
Lighting	5.7	4.6
Innovation, Group & Services	(28.6)	(81.4)

Philips Group	7.1	7.6

Restructuring and acquisition-related charges

in millions of euros

	Q2 2011	Q2 2012

Healthcare	1	(8)
Consumer Lifestyle	(13)	(13)
Lighting	(14)	(38)
Innovation, Group & Services	2	(40)

Philips Group	(24)	(99)

EBIT

in millions of euros unless otherwise stated

	Q2 2011	Q2 2012

Healthcare	(611)	284
Consumer Lifestyle	(9)	86
Lighting	(470)	49
Innovation, Group & Services	(33)	(81)

Philips Group	(1,123)	338
as a % of sales	(21.5)	5.7
•	Growth geographies showed 11% comparable growth, predominantly driven by Healthcare and Consumer Lifestyle.

Earnings

•

EBITA amounted to EUR 450 million, an increase of EUR 79 million compared to Q2 2011, as higher earnings at Consumer Lifestyle and Healthcare were partly offset by higher costs at IG&S and lower EBITA at Lighting. EBITA included restructuring and acquisition-related charges of EUR 99 million, EUR 75 million higher than in Q2 2011, as well as the impact of the divestment of the Speech Processing activities in Consumer Lifestyle and a one-time gain of prior service cost related to a medical retiree benefit plan. Excluding these items, EBITA amounted to EUR 504 million, or 8.6% of sales.

•

Healthcare EBITA increased by EUR 57 million year-on-year, with improvement in earnings in most businesses, particularly Patient Care & Clinical Informatics and Customer Services. Restructuring and acquisition-related charges were EUR 9 million higher than in Q2 2011.

•

Consumer Lifestyle EBITA increased by EUR 77 million year-on-year, with improved earnings seen in all businesses. The year-on-year improvement included the EUR 20 million gain on the Speech Processing divestment and EUR 9 million lower stranded costs from the Television business. Restructuring and acquisition-related charges were in line with Q2 2011.

•

Lighting EBITA decreased by EUR 8 million year-on-year, as the increases driven by sales growth and improvements in the cost structure related to the Accelerate! program were more than offset by EUR 24 million higher restructuring charges year-on-year.

•

IG&S EBITA decreased by EUR 47 million to a net cost of EUR 79 million, mainly due to investments related to the Accelerate! program and higher restructuring costs. IG&S EBITA included a EUR 25 million one-time gain of prior service cost related to a medical retiree benefit plan.

4	Q2 2012 Quarterly report and Semi-annual report

Financial income and expenses

in millions of euros

	Q2 2011	Q2 2012

Net interest expenses	(48)	(65)
NXP arrangement	4	(2)
Other	(30)	(12)

	(74)	(79)

Financial income and expenses

•

Financial income and expenses amounted to a net expense of EUR 79 million, EUR 5 million higher than in Q2 2011. Last year included a fair-value gain on the option related to NXP and a negative value adjustment in respect of available-for-sale financial assets.

Cash balance

in millions of euros

	Q2 2011		Q2 2012

Beginning cash balance	4,772		4,225
Free cash flow	(180)		(211)
Net cash flow from operating activities	63	1)	52
Net capital expenditures	(243	)1)	(263)
Acquisitions and divestments of businesses	(136)		41
Other cash flow from investing activities	35		(23)
Treasury shares transactions	45		(288)
Dividend paid	(259)		(256)
Changes in debt/other	(839)		(276)
Net cash flow discontinued operations	(178)		(78)

Ending balance	3,260		3,134

1)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

Cash balance

•

The Group cash balance decreased during the quarter to EUR 3,134 million, mainly due to a free cash outflow of EUR 211 million, the use of EUR 288 million in treasury share transactions largely for our buy-back program, EUR 256 million of cash dividend, as well as a net decrease of EUR 276 million mainly related to debt redemption.

•

In Q2 2011, the cash balance decreased to EUR 3,260 million, largely due to a EUR 839 million redemption of debt, EUR 259 million of cash dividend, a negative free cash flow of EUR 180 million, as well as EUR 178 million related to discontinued operations and EUR 136 million of cash used for acquisitions.

Cash flows from operating activities

in millions of euros

1)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

Cash flows from operating activities

•

Operating activities resulted in a cash inflow of EUR 52 million, compared to an inflow of EUR 63 million in Q2 2011. The Q2 2012 figure includes a net increase in working capital requirements of EUR 366 million, compared to EUR 213 million in Q1 2012. The higher working capital outflow was largely offset by higher earnings, lower non-current liabilities and increased provisions.

Q2 2012 Quarterly report and Semi-annual report	5

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only
2)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 11 million higher than in Q2 2011, mainly due to higher investments at Lighting and Consumer Lifestyle.

Inventories

as a % of moving annual total sales

Inventories

•

Inventories as a percentage of sales amounted to 16.8%, broadly in line with Q1 2012. Inventory value at the end of Q2 2012 was EUR 4.0 billion, an increase of EUR 154 million in the quarter, attributable to Healthcare and Lighting.

•	Compared to Q2 2011, inventories as a % of sales were stable.

Net debt and group equity

in billions of euros

Net debt and group equity

•

At the end of Q2 2012, Philips had a net debt position of EUR 1.8 billion, compared to EUR 156 million at the end of Q2 2011. During the quarter, the net debt position increased by EUR 979 million, mainly attributable to treasury stock transactions and the payment of the annual dividend and negative free cash flow in Q2 2012.

•

Group equity decreased by EUR 97 million in the quarter to EUR 12.2 billion. The decrease was largely a result of treasury share transactions and the payment of the annual dividend, offset partially by currency effects as well as net income earned during the period.

6	Q2 2012 Quarterly report and Semi-annual report

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Television business, employed at end of Q2 2011 3,506.
2)	Adjusted to reflect a change of employees reported in the Healthcare sector

Employees

•

The number of employees decreased by 207 in the quarter. The increase at Consumer Lifestyle mainly related to acquisitions (Preethi and Povos) and was more than offset by higher restructuring activities at Lighting.

•

Compared to Q2 2011, the number of employees increased by 569. This increase includes 3,068 employees from acquisitions and a reduction of 410 employees from divestments. Excluding acquisitions and divestments, the number of employees decreased by 2,089, mainly due to the company’s overhead reduction program.

Q2 2012 Quarterly report and Semi-annual report	7

Healthcare

Key data

in millions of euros unless otherwise stated

	Q2 2011		Q2 2012

Sales	2,080		2,413
Sales growth
% nominal	1		16
% comparable	8		7
EBITA	276		333
as a % of sales	13.3		13.8
EBIT	(611)		284
as a % of sales	(29.4)		11.8
Net operating capital (NOC)	7,534		8,542
Number of employees (FTEs)	37,351	1)	37,887

1)	Adjusted to reflect a change of reported employees

Sales

in millions of euros

EBITA

Business highlights

•

Philips opened its imaging systems manufacturing facilities in Pune, India and Suzhou, China. These sites will further enhance our innovation capabilities in growth geographies, and drive competitiveness of our product offering in key growth market segments.

•

Philips continues to win new business by joining forces with three leading institutes for medical imaging technology research in Russia and by providing customized clinical imaging solutions and consulting services in Turkey and Brazil, fueling growth in these important countries.

•

Philips’ IntelliSpace Picture Archiving & Communication System solution continues to gain traction in the market: six NHS trusts in the UK, representing ten acute-care and 18 community hospitals, selected this solution, which will be used to support over a million new studies annually.

•

To strengthen its position in the obstructive sleep apnea market, Philips introduced the Amara full-face mask. Amara sets the standard for innovation in the market by being physically smaller and lighter than other traditional full-face masks.

•

Philips continues to transform healthcare with its remote monitoring solutions. By playing an instrumental role in the US Federal Communications Commission decision on Medical Body Area Networks (MBANs), Philips expanded the market for patient monitoring from the hospital to the home.

Financial performance

•

Currency-comparable equipment order intake grew 4% year-on-year. Equipment order growth was seen at both Imaging Systems and Patient Care & Clinical Informatics. Equipment orders in North American markets were 3% lower than in Q2 2011, while orders in Western Europe declined by 6%. Equipment orders in growth geographies were 13% higher, while equipment orders in Japan showed strong double-digit growth.

8	Q2 2012 Quarterly report and Semi-annual report

•

Comparable sales were 7% higher year-on-year, with solid sales increases in all businesses, notably double-digit growth at Patient Care & Clinical Informatics, high-single-digit growth at Imaging Systems, and mid-single-digit growth at Home Healthcare Solutions. From a regional perspective, comparable sales in mature markets grew 4% year-on-year, with North America growing by 7% and Western Europe declining by 1%. Growth-geography sales grew 22% year-on-year.

•

EBITA increased by EUR 57 million year-on-year to EUR 333 million, or 13.8% of sales. EBITA improvement was driven by higher sales volumes and increased operational leverage. Excluding restructuring and acquisition-related charges, EBITA amounted to EUR 341 million, or 14.1% of sales, compared to EUR 275 million, or 13.2% of sales, in Q2 2011.

•	Net operating capital increased by EUR 1.0 billion to EUR 8.5 billion, mainly due to currency effects.

•	Compared to Q2 2011, the number of employees increased by 536, mainly driven by the build-up of sales and service teams during the second half of 2011.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2012 are expected to total approximately EUR 15 million.

Q2 2012 Quarterly report and Semi-annual report	9

Consumer Lifestyle

Key data

in millions of euros unless otherwise stated

	Q2	Q2
	2011	2012

Sales	1,247	1,356
Sales growth
% nominal	(2)	9
% comparable	(0)	3
EBITA	26	103
as a % of sales	2.1	7.6
EBIT	(9)	86
as a % of sales	(0.7)	6.3
Net operating capital (NOC)	1,428	1,546
Number of employees (FTEs)	17,026	19,277

Sales

in millions of euros

EBITA

Business highlights

•

Showcasing its position as the most recommended brand by mothers worldwide, Philips AVENT launched its innovative new Natural infant-feeding breast pump and bottle range in the UK and US, with the global launch taking place in September.

•

Philips launched the Airfryer in 2010 and has since rapidly expanded into more than 60 countries worldwide. Sales of the innovative kitchen appliance, which creates meals with up to 80% less fat, have significantly exceeded projected volumes. The Airfryer is now also available in India.

•	Philips recently sold its millionth garment steamer in Asia, having launched its first product less than three years ago. Philips is the clear market leader in the rapidly growing Chinese market.

•

Philips launched the PowerPro bagless vacuum cleaner, which uses innovative technology to deliver exceptional dust pick-up performance on carpet, at levels 40% higher than the top-selling bagless vacuum cleaner in Europe.

•	Philips has closed the divestment of its Speech Processing business to Invest AG.

•

Philips has signed a distribution agreement with Funai for its Lifestyle Entertainment business in North America, effective from September 1, 2012. This is in addition to Funai’s existing Television and Video brand licensing agreement in the region.

Financial performance

•

Sales increased 9% nominally year-on-year. On a comparable basis sales increased 3%, driven by high-single-digit growth in the combined growth businesses, i.e. Personal Care, Health & Wellness and Domestic Appliances, partly offset by a decline at Lifestyle Entertainment. Excluding Licenses and Lifestyle Entertainment, comparable sales increased by 8% year- on-year.

•	Double-digit growth in Asia Pacific and mid-single-digit growth in North America were partly offset by a decline in Western Europe.

•	EBITA included EUR 9 million of net costs formerly reported as part of the Television business in Consumer Lifestyle (EUR 18 million in Q2 2011).

•

Excluding restructuring and acquisition-related charges of EUR 13 million in both Q2 2011 and Q2 2012 and the EUR 20 million gain on the Speech Processing business transaction in Q2 2012, EBITA margin increased from 3.1% to 7.1%. EBITA improvement was driven by higher earnings across all businesses and by lower net costs formerly reported as part of the Television business.

10	Q2 2012 Quarterly report and Semi-annual report

•

Working capital as a percentage of the last twelve months’ sales improved from 6% to 2%, largely driven by lower accounts receivable related to the former Television business in Consumer Lifestyle. Net operating capital increased by EUR 118 million, mainly due to the consolidation of the Povos acquisition offsetting the working capital improvement.

•	The number of employees increased by 2,251 year-on-year, largely attributable to the acquisitions of Preethi and Povos.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2012 are expected to total approximately EUR 15 million.

Q2 2012 Quarterly report and Semi-annual report	11

Lighting

Key data

in millions of euros unless otherwise stated

	Q2	Q2
	2011	2012

Sales	1,777	2,026
Sales growth
% nominal	(4)	14
% comparable	4	6
EBITA	101	93
as a % of sales	5.7	4.6
EBIT	(470)	49
as a % of sales	(26.4)	2.4
Net operating capital (NOC)	5,021	5,343
Number of employees (FTEs)	54,728	52,749

Sales

in millions of euros

EBITA

Business highlights

•

The Belgian city of Mechelen selected Philips to renovate its entire city with Philips LED LunaVision, a custom-made design luminaire that offers significant energy savings, reduces maintenance costs and improves safety.

•	Philips signed an agreement with Optogan, a leading Russian company in LED solutions, to set up a joint venture that will provide an inroad into the fast- growing LED road-lighting market in Russia.

•	Philips was selected by the Empire State Building in New York City to create a state-of-the-art dynamic lighting system that changes the building’s mast colors in real- time.

•

Philips will deliver the largest-ever solar road-lighting installation, 1,050 pieces, in Nanyang, China. In addition, Philips will provide lighting products for over 800 new SINOPEC and about 80 Shell petrol stations in China.

•

In Mexico, Philips was chosen by Alsea to illuminate, with LED lighting solutions, the interior of approximately 1,200 outlets of brands such as Starbucks, Domino’s Pizza, PF Changs, and Burger King, enhancing the ambiance.

Financial performance

•	Comparable sales increased by 6% year-on-year, led by double-digit sales growth at Light Sources & Electronics and high-single-digit sales growth at Automotive.

•

From a geographical perspective, sales (excluding Lumileds) in the growth geographies increased by 13%, while high-single-digit growth was recorded in North America. Sales in Europe were slightly below the level of Q2 2011.

•	LED-based sales grew 37% compared to Q2 2011, and now represent 20% of total Lighting sales.

•

EBITA, excluding restructuring and acquisition-related charges of EUR 38 million (Q2 2011: EUR 14 million), amounted to EUR 131 million, or 6.5% of sales. The year-on-year EBITA increase was driven by sales growth and improvements in our cost structure delivered by the Accelerate! program.

•	Inventories as a percentage of sales improved by 40 basis points year-on-year. The increase in net operating capital is due to currency impact and the consolidation of Indal in Q1 2012.

•

The number of employees compared to Q2 2011 decreased by 1,979, which comprises of an increase of 959 employees due to the acquisition of Indal and a reduction of 2,938 employees. The reduction was related to overhead cost reduction initiatives as well as the rationalization of the industrial footprint.

12	Q2 2012 Quarterly report and Semi-annual report

Miscellaneous

•

Philips signed its 200th license agreement under the Philips LED Luminaire and Retrofit Bulb Licensing Program with the German company Paulmann. This unique program will help accelerate the adoption of LED solutions and foster industry growth.

•	Restructuring and acquisition-related charges in Q3 2012 are expected to total around EUR 70 million.

Q2 2012 Quarterly report and Semi-annual report	13

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q2		Q2
	2011		2012

Sales	112		97
Sales growth
% nominal	(27)		(13)
% comparable	(7)		(13)
EBITA Group Innovation	(6)		(33)
EBITA IP Royalties	50		35
EBITA Group and Regional Costs	(29)		(28)
EBITA Accelerate! investment	—		(34)
EBITA Pensions	(12)		31
EBITA Service Units and Other	(35)		(50)

EBITA	(32)		(79)
EBIT	(33)		(81)
Net operating capital (NOC)	(2,681	)1)	(3,900)
Number of employees (FTEs)	12,128		11,888

1)	Revised to reflect an adjusted property, plant and equipment reclassification to assets classified as held for sale

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•

As a leading provider of solutions for image-guided intervention and therapies, Philips has initiated a research consortium with the University Medical Center Utrecht, Utrecht University, and Eindhoven University of Technology, all internationally renowned players in image-guided interventions, to bring future therapies, such as new minimally invasive treatments based on MR-HIFU (Magnetic Resonance High-Intensity Focused Ultrasound), to patients faster.

•

Building on its expertise in LED lighting applications, Philips Research is successfully testing and validating new LED-based retail lighting concepts, designed to enhance the appearance of fashion merchandise in shops, at multiple customer locations.

•

In line with its policy of Open Innovation, Philips Research and the Dutch Technology Foundation STW have started a five-year partnership program in the area of advanced sustainable lighting solutions. The objective is to stimulate LED research at Dutch universities in the area of LED materials, sustainable production and lighting applications, and to facilitate the knowledge transfer to Philips for subsequent commercialization.

Financial performance

•	Sales decreased from EUR 112 million in Q2 2011 to EUR 97 million in Q2 2012, mainly due to lower license income.

•

EBITA amounted to a net cost of EUR 79 million, an increase of EUR 47 million year-on-year, mainly due to investments related to the Accelerate! program and higher restructuring costs. Excluding the Q2 2012 restructuring costs of EUR 40 million (EUR 2 million accrual release in Q2 2011) and the one-time gain of prior service cost related to a medical retiree benefit plan in Q2 2012, EBITA amounted to a net cost of EUR 64 million, compared to EUR 34 million in the prior year.

•	EBITA in Pensions was EUR 43 million higher than in Q2 2011, mainly due to a one-time gain of prior service cost related to a medical retiree benefit plan of EUR 25 million.

•	Service Units and Other EBITA includes EUR 9 million (EUR 21 million in Q2 2011) of net costs formerly reported as part of the Television business in Consumer Lifestyle, as well as EUR 28 million of additional restructuring charges compared to Q2 2011.

Excluding both these items, Service Units and Other EBITA was EUR 5 million better than in Q2 2011.

14	Q2 2012 Quarterly report and Semi-annual report

•

Net operating capital decreased by EUR 1.2 billion year-on-year, mainly due to an increase in net pension liabilities in Q4 2011 as well as a decrease in the value of currency hedges held at Group level.

Miscellaneous

•	Restructuring charges in Q3 2012 are expected to total approximately EUR 15 million.

Q2 2012 Quarterly report and Semi-annual report	15

Forward-looking statements

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sector sections “Miscellaneous”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. Forward-looking statements can be identified generally as those containing words such as “anticipates”, assumes”, “believes”, “estimates”, “expects”, “should”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2011 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 1, 2012.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2011.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data do not exist, we estimated the fair values using appropriate valuation models and unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2011 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.

16	Q2 2012 Quarterly report and Semi-annual report

Semi-annual financial report

Introduction

This report contains the semi-annual financial report of Koninklijke Philips Electronics N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Group) are described in note 4, Segment information.

The semi-annual financial report for the six months ended July 1, 2012 consists of the condensed consolidated semi-annual financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual financial report is unaudited.

The condensed consolidated semi-annual financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2011.

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual financial statements, which have been prepared in accordance with the applicable financial reporting standards for interim financial reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi-annual management report gives a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 23, 2012

Board of Management

Frans van Houten	Ron Wirahadiraksa
Pieter Nota

Q2 2012 Quarterly report and Semi-annual report	17

Management report

The 1st six months of 2012

•	Group sales for the first half of the year ended at EUR 11.5 billion, EUR 1.0 billion above the 2011 level.

•	On a comparable basis, sales grew 5%, with a double-digit sales increase in growth geographies and a low-single-digit decline in European markets.

•	EBITA increased EUR 193 million year-on-year, with higher earnings at Consumer Lifestyle and Healthcare.

•

Net income of EUR 416 million was EUR 1.6 billion higher than in the same period last year, largely as a result of the EUR 1.4 billion impairment charges in Q2 2011, as well as a lower loss from discontinued operations. Net income reflected the impact of one-time gains related to the Senseo transaction and the divestment of the Speech Processing activities.

Net income

in millions of euros unless otherwise stated

	January to June
	2011	2012

Sales	10,473	11,500
EBITA	809	1,002
as a % of sales	7.7	8.7
EBIT	(804)	776
as a % of sales	(7.7)	6.7
Financial income and expenses	(76)	(133)
Income taxes	(140)	(185)
Results investments in associates	2	(16)
Income (loss) from continuing operations	(1,018)	442
Discontinued operations	(189)	(26)
Net income (loss)	(1,207)	416

Net income (loss) - shareholders per common share (in euros) - basic	(1.26)	0.45

Performance of the Group

•

Group sales, at EUR 11.5 billion, were EUR 1.0 billion above the level of the first half of 2011, with higher sales across all sectors, especially at Healthcare and Lighting. Adjusted for currency impacts and portfolio changes, sales were 5% above last year’s level, with strong single-digit growth at Healthcare and moderate growth at Lighting.

•

Group EBITA improved by EUR 193 million compared to the first half of 2011, largely driven by higher sales and operational leverage at Healthcare and improved earnings at Consumer Lifestyle, while earnings at Lighting were lower year-on-year. EBITA improvements were seen across all Consumer Lifestyle businesses and included the gain from the Senseo transaction in Q1 2012 and the gain on the sale of the Speech Processing activities to Invest AG in Q2 2012.

•

Net income was EUR 1.6 billion higher than in the first half of 2011, mainly as a result of the EUR 1.4 billion impairment charge in Q2 2011, the one-time gains related to the Senseo transaction and the divestment of the Speech Processing activities, as well as a lower loss from discontinued operations.

•

Cash flow from operating activities came to EUR 383 million, an increase of EUR 813 million compared to the first half of 2011. This increase was a result of lower working capital requirements, mainly attributable to vendor payments and lower inventory level, as well as higher provisions.

18	Q2 2012 Quarterly report and Semi-annual report

Sales by sector

in millions of euros unless otherwise stated

	January to June		% change
	2011	2012	nominal	comparable

Healthcare	4,051	4,622	14	8
Consumer Lifestyle	2,496	2,642	6	1
Lighting	3,680	4,041	10	4
IG&S	246	195	(21)	(9)

Philips Group	10,473	11,500	10	5

EBITA

in millions of euros

	January to June
	2011	2012

Healthcare	475	558
Consumer Lifestyle	105	362
Lighting	294	154
Innovation, Group & Services	(65)	(72)

Philips Group	809	1,002

EBITA

as a % of sales

	January to June
	2011	2012

Healthcare	11.7	12.1
Consumer Lifestyle	4.2	13.7
Lighting	8.0	3.8
Innovation, Group & Services	—	—

Philips Group	7.7	8.7

Philips sectors

Healthcare

•

Equipment order intake at Healthcare increased 5% compared to the first half of 2011, with strong double- digit growth at Patient Care & Clinical Informatics and low-single-digit growth at Imaging Systems. In North America, equipment orders were flat year-on-year, while total mature markets showed low-single-digit growth. Growth geographies reported double-digit growth.

•

First-half sales at Healthcare amounted to EUR 4,622 millon, a nominal increase of 14%. Excluding currency effects and portfolio changes, comparable sales increased by 8% year-on-year, with mid to high-single- digit growth in all businesses. From a regional perspective, comparable sales in mature markets grew by 4%, with North America growing at 5%. Growth geographies’ sales growth was 24%, with notably improved sales at Patient Care & Clinical Informatics and Imaging Systems.

•

EBITA amounted to EUR 558 million, or 12.1% of sales, EUR 83 million higher than in the first half of 2011. Improvements were mainly driven by higher sales volume and increased operational leverage. EBITA included restructuring and acquisition-related charges of EUR 17 million in the first half of 2012, compared to an accrual release of EUR 3 million in the first half of 2011.

Consumer Lifestyle

•

Sales amounted to EUR 2,642 million, a nominal increase of 6% compared to the first half of 2011, or 1% on a comparable basis. Strong double-digit growth at Health & Wellness and mid-single-digit growth at Personal Care and Domestic Appliances were tempered by a sales decline at Lifestyle Entertainment.

•

EBITA increased EUR 257 million compared to the first half of 2011, reflecting the net EUR 180 million gain from the Senseo and Speech Processing transactions and higher earnings across all businesses. Restructuring and acquisition-related charges of EUR 26 million in the first half of 2012 were in line with the same period last year.

Lighting

•

Sales in the first half of 2012 amounted to EUR 4,041 million, an increase of 4% on a comparable basis. Strong mid-single-digit growth in growth geographies was tempered by low-single-digit growth in mature geographies.

Q2 2012 Quarterly report and Semi-annual report	19

•

EBITA decreased by EUR 140 million compared to the first half of 2011, mainly due to gross margin pressures and operational issues in the Lumileds and Consumer Luminaires businesses. Earnings included restructuring and acquisition-related charges of EUR 62 million and a EUR 25 million one-time loss on a sale of assets, compared to EUR 19 million of restructuring and acquisition-related charges in the first half of 2011.

Innovation, Group & Services

•

EBITA amounted to a net cost of EUR 72 million, a decrease of EUR 7 million year-on-year, as investments related to the Accelerate! program and lower license revenues were partially offset by a EUR 37 million gain on the High Tech Campus real estate transaction and a EUR 25 million one-time gain of prior service cost related to a medical retiree benefit plan.

Risks and uncertainties

In our Annual Report 2011 we extensively described certain risk categories and risk factors which could have a material adverse effect on our financial position and results. Those risk categories and risk factors are deemed incorporated and repeated in this report by reference.

Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives, revenues, income, assets, liquidity or capital resources.

20	Q2 2012 Quarterly report and Semi-annual report

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

			2nd quarter	January to June
	2011		2012	2011		2012

Sales	5,216		5,892	10,473		11,500
Cost of sales1)	(3,170)		(3,641)	(6,315)		(7,135)

Gross margin	2,046		2,251	4,158		4,365

Selling expenses1)	(1,233)		(1,355)	(2,440)		(2,580)
General and administrative expenses	(221)		(138)	(430)		(326)
Research and development expenses	(382)		(437)	(772)		(880)
Impairment of goodwill	(1,355)		—	(1,355)		—
Other business income	38		38	59		253
Other business expenses	(16)		(21)	(24)		(56)

Income (loss) from operations	(1,123)		338	(804)		776

Financial income	15		12	106		49
Financial expenses	(89)		(91)	(182)		(182)

Income (loss) before taxes	(1,197)		259	(880)		643

Income tax expense	(47)		(89)	(140)		(185)

Income (loss) after taxes	(1,244)		170	(1,020)		458

Results relating to investments in associates	(4)		(10)	2		(16)

Net income (loss) from continuing operations	(1,248)		160	(1,018)		442

Discontinued operations - net of income tax	(97)		7	(189)		(26)

Net income (loss)	(1,345)		167	(1,207)		416

Attribution of net income for the period
Net income (loss) attributable to shareholders	(1,344)		167	(1,207)		415
Net income (loss) attributable to non-controlling interests	(1)		—	—		1

Weighted average number of common shares outstanding
(after deduction of treasury shares) during the period (in thousands):
- basic	964,916	2)	922,589	956,337	2)	922,764
- diluted	971,291	2)	926,695	963,680	2)	926,296

Net income (loss) attributable to shareholders per common share in euros:
- basic	(1.39)		0.18	(1.26)		0.45
- diluted3)	(1.39)		0.18	(1.26)		0.45

Ratios
Gross margin as a % of sales	39.2		38.2	39.7		38.0
Selling expenses as a % of sales	(23.6)		(23.0)	(23.3)		(22.4)
G&A expenses as a % of sales	(4.2)		(2.3)	(4.1)		(2.8)
R&D expenses as a % of sales	(7.3)		(7.4)	(7.4)		(7.7)

EBIT	(1,123)		338	(804)		776
as a % of sales	(21.5)		5.7	(7.7)		6.7

EBITA	371		450	809		1,002
as a % of sales	7.1		7.6	7.7		8.7

1)

Two accounting policy changes have been implemented as of 2012. Warranty costs, previously reported in Selling expenses on the income statement, have been reclassified to Cost of sales. The change follows the rationale that warranty costs are an integral part of the sale of goods and services. Amortization of brand name and customer relationship intangible assets, previously reported in Cost of sales on the income statement, has been reclassified to Selling expenses. As a consequence 2011 figures have been restated.

2)	Adjusted to make 2011 comparable for the bonus shares (889 thousand) issued in May 2012
3)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

Q2 2012 Quarterly report and Semi-annual report	21

Consolidated statements of comprehensive income

all amounts in millions of euros

		2nd quarter	January to June
	2011	2012	2011	2012

Net income (loss) for the period:	(1,345)	167	(1,207)	416
Other comprehensive income:
Actuarial losses and changes in the effect of the asset ceiling on pension plans:
Net current period change, before tax	—	(78)	—	(161)
Income tax on net current period change	(1)	19	(3)	34
Revaluation reserve:
Release revaluation reserve	(4)	(4)	(8)	(8)
Reclassification into retained earnings	4	4	8	8
Currency translation differences:
Net current period change, before tax	(112)	327	(451)	172
Income tax on net current period change	—	—	3	(2)
Reclassification adjustment for (income) loss realized	3	(3)	3	(1)
Available-for-sale financial assets:
Net current period change, before tax	(19)	1	(42)	4
Income tax on net current period change	13	—	13	(1)
Reclassification adjustment for (income) loss realized	11	—	(47)	—
Cash flow hedges:
Net current period change, before tax	(15)	(42)	(23)	(26)
Income tax on net current period change	3	10	2	6
Reclassification adjustment for loss realized	1	10	6	8

Other comprehensive (income) loss for the period	(116)	244	(539)	33

Total comprehensive income (loss) for the period	(1,461)	411	(1,746)	449

Total comprehensive income (loss) attributable to:
Shareholders	(1,460)	424	(1,746)	448
Non-controlling interests	(1)	—	—	1

22	Q2 2012 Quarterly report and Semi-annual report

Consolidated balance sheets

in millions of euros unless otherwise stated

	July 3,	December 31,	July 1,
	2011	2011	2012

Non-current assets:
Property, plant and equipment	2,866	3,014	3,040
Goodwill	6,180	7,016	7,290
Intangible assets excluding goodwill	3,796	3,996	4,061
Non-current receivables	102	127	148
Investments in associates	164	203	203
Other non-current financial assets	367	346	576
Deferred tax assets	1,304	1,713	1,792
Other non-current assets	210	71	77

Total non-current assets	14,989	16,486	17,187

Current assets:
Inventories - net	3,760	3,625	3,973
Other current financial assets	3	—	—
Other current assets	419	351	418
Derivative financial assets	137	229	172
Income tax receivable	108	162	137
Receivables	3,850	4,415	4,140
Assets classified as held for sale	614	551	48
Cash and cash equivalents	3,260	3,147	3,134

Total current assets	12,151	12,480	12,022

Total assets	27,140	28,966	29,209

Shareholders’ equity	13,086	12,355	12,142
Non-controlling interests	30	34	35

Group equity	13,116	12,389	12,177

Non-current liabilities:
Long-term debt	2,703	3,278	4,123
Long-term provisions	1,687	1,880	1,877
Deferred tax liabilities	55	77	153
Other non-current liabilities	1,616	1,999	1,958

Total non-current liabilities	6,061	7,234	8,111

Current liabilities:
Short-term debt	713	582	777
Derivative financial liabilities	310	744	845
Income tax payable	206	191	149
Accounts and notes payable	2,585	3,346	2,717
Accrued liabilities	2,601	3,026	2,990
Short-term provisions	527	759	663
Liabilities directly associated with assets held for sale	427	61	53
Other current liabilities	594	634	727

Total current liabilities	7,963	9,343	8,921

Total liabilities and group equity	27,140	28,966	29,209

Q2 2012 Quarterly report and Semi-annual report	23

	July 3,	December 31,	July 1,
	2011	2011	2012

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	972,436	926,095	931,391

Ratios
Shareholders’ equity per common share in euros	13.46	13.34	13.04
Inventories as a % of sales	16.8	16.1	16.8
Net debt : group equity	1:99	5:95	13:87
Net operating capital	11,302	10,427	11,531

Employees at end of period	124,738	125,241	121,801
of which discontinued operations	3,506	3,353	—

24	Q2 2012 Quarterly report and Semi-annual report

Consolidated statements of cash flows

all amounts in millions of euros

			2nd quarter	January to June
	2011		2012	2011		2012

Cash flows from operating activities:
Net income (loss)	(1,345)		167	(1,207)		416
(Income) loss from discontinued operations	97		(7)	189		26
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	350	1)	343	671	1)	687
Impairment of goodwill and other non-current financial assets	1,366		3	1,366		3
Net gain on sale of assets	(9)		(30)	(64)		(213)
(Income) loss from investments in associates	4		6	(2)		9
Dividends received from investments in associates	7		7	23		7
Dividends paid to non-controlling interests	(1)		—	(1)		—
Decrease in working capital:	(213)		(366)	(1,063)		(416)
Decrease (increase) in receivables and other current assets	(40)		(216)	34		9
Increase in inventories	(254)		(27)	(452)		(247)
Increase (decrease) in accounts payable, accrued and other liabilities	81		(123)	(645)		(178)
Increase in non-current receivables, other assets and other liabilities	(145)		(108)	(275)		(259)
(Decrease) increase in provisions	(34)		35	(81)		58
Other items	(14	)1)	2	14	1)	65

Net cash provided by (used for) operating activities	63		52	(430)		383

Cash flows from investing activities:
Purchase of intangible assets	(17)		(21)	(65)		(40)
Proceeds from sale of intangible assets	—		—	—		160
Expenditures on development assets	(69)		(75)	(119)		(139)
Capital expenditures on property, plant and equipment	(178	)1)	(189)	(339	)1)	(343)
Proceeds from disposals of property, plant and equipment	21		22	56		410
Cash from (to) derivatives and securities	33		(21)	52		(45)
Purchase of other non-current financial assets	—		(2)	(6)		(154)
Proceeds from other non-current financial assets	2		—	89		—
Purchase of businesses, net of cash acquired	(132)		11	(190)		(230)
Proceeds from sale of interests in businesses, net of cash disposed of	(4)		30	—		41

Net cash used for investing activities	(344)		(245)	(522)		(340)

Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	(189)		147	(71)		188
Principal payments on long-term debt	(766)		(459)	(1,052)		(483)
Proceeds from issuance of long-term debt	97		34	121		1,171
Treasury shares transactions	45		(288)	62		(442)
Dividends paid	(259)		(256)	(259)		(256)

Net cash (used for) provided by financing activities	(1,072)		(822)	(1,199)		178

Net cash (used for) provided by continuing operations	(1,353)		(1,015)	(2,151)		221

Cash flow from discontinued operations:
Net cash provided by (used for) operating activities	(159)		(229)	(360)		(201)
Net cash (used for) provided by investing activities	(19)		151	(45)		3

Net cash used for discontinued operations	(178)		(78)	(405)		(198)

Net cash provided by (used for) continuing and discontinued operations	(1,531)		(1,093)	(2,556)		23

Q2 2012 Quarterly report and Semi-annual report	25

		2nd quarter	January to June
	2011	2012	2011	2012

Effect of change in exchange rates on cash and cash equivalent	19	2	(17)	(36)
Cash and cash equivalents at the beginning of the period	4,772	4,225	5,833	3,147

Cash and cash equivalents at the end of the period	3,260	3,134	3,260	3,134

Ratio
Cash flows before financing activities	(281)	(193)	(952)	43

Net cash paid during the period for
Pensions	(132)	(147)	(365)	(341)
Interest	(58)	(32)	(136)	(108)
Income taxes	(96)	(102)	(281)	(183)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

1)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

26	Q2 2012 Quarterly report and Semi-annual report

Consolidated statements of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	unrealized gain (loss) on available- for-sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total shareholders’ equity	non- controlling interests	total equity

January to June 2012

Balance as of December 31, 2011	202	813	12,917	70	7	45	(9)	43	(1,690)	12,355	34	12,389

Total comprehensive income			296	(8)	169	3	(12)	160		448	1	449

Dividend distributed	6	422	(687)							(259)	—	(259)
Movement non-controlling interest			—							—	—	—
Purchase of treasury shares			(47)						(416)	(463)		(463)
Re-issuance of treasury shares		(19)	(20)						60	21		21
Share-based compensation plans		41								41		41
Income tax share-based compensation plans		(1)								(1)		(1)
	6	443	(754)						(356)	(661)	—	(661)

Balance as of July 1, 2012	208	1,256	12,459	62	176	48	(21)	203	(2,046)	12,142	35	12,177

January to June 2011

Balance as of December 31, 2010	197	354	15,416	86	(65)	139	(5)	69	(1,076)	15,046	46	15,092

Total comprehensive income			(1,202)	(8)	(445)	(76)	(15)	(536)		(1,746)	—	(1,746)

Dividend distributed	5	443	(711)							(263)		(263)
Movement non-controlling interest			(5)							(5)	(16)	(21)
Re-issuance of treasury shares		(32)	(2)						63	29		29
Share-based compensation plans		28								28		28
Income tax share-based compensation plans		(3)								(3)		(3)

	5	436	(718)						63	(214)	(16)	(230)

Balance as of July 3, 2011	202	790	13,496	78	(510)	63	(20)	(467)	(1,013)	13,086	30	13,116

Q2 2012 Quarterly report and Semi-annual report	27

Sectors

all amounts in millions of euros unless otherwise stated

As of 2012 we have implemented an accounting policy change. IP royalties on products sold by a sector were allocated to that sector, with the exception of sector Consumer Lifestyle. At sector Consumer Lifestyle IP royalties on products no longer sold by the sector were allocated to Consumer Lifestyle itself. As of 2012, all IP royalties on products no longer sold by a sector have been allocated to sector Innovation, Group & Services. As a consequence 2011 figures have been restated.

Sales and income (loss) from operations

	2nd quarter
	2011				2012
			income from operations				income from operations
	sales including intercompany	sales	amount	as a % of sales	sales including intercompany	sales	amount	as a % of sales
Healthcare	2,083	2,080	(611)	(29.4)	2,418	2,413	284	11.8
Consumer Lifestyle	1,250	1,247	(9)	(0.7)	1,359	1,356	86	6.3
Lighting	1,779	1,777	(470)	(26.4)	2,031	2,026	49	2.4
Innovation, Group & Services	175	112	(33)	—	159	97	(81)	—
Inter-sector eliminations	(71)				(75)

	5,216	5,216	(1,123)	(21.5)	5,892	5,892	338	5.7

Sales and income (loss) from operations

	January to June
	2011				2012
			income from operations				income from operations
	sales including intercompany	sales	amount	as a % of sales	sales including intercompany	sales	amount	as a % of sales
Healthcare	4,058	4,051	(473)	(11.7)	4,633	4,622	459	9.9
Consumer Lifestyle	2,501	2,496	55	2.2	2,649	2,642	327	12.4
Lighting	3,683	3,680	(318)	(8.6)	4,050	4,041	66	1.6
Innovation, Group & Services	370	246	(68)	—	320	195	(76)	—
Inter-sector eliminations	(139)				(152)

	10,473	10,473	(804)	(7.7)	11,500	11,500	776	6.7

28	Q2 2012 Quarterly report and Semi-annual report

Sectors and main countries

in millions of euros

Sales and total assets

	sales		total assets
	January to June		July 3,	July 1,
	2011	2012	2011	2012

Healthcare	4,051	4,622	10,297	11,760
Consumer Lifestyle	2,496	2,642	3,248	3,337
Lighting	3,680	4,041	6,644	7,242
Innovation, Group & Services	246	195	6,337	6,822

	10,473	11,500	26,526	29,161
Assets classified as held for sale			614	48

			27,140	29,209

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to June		July 3,	July 1,
	20112)	2012	20112)	2012

Netherlands	335	304	920	894
United States	2,987	3,358	7,967	8,591
China	939	1,247	639	1,169
Germany	642	653	262	261
Japan	479	548	445	625
France	427	492	102	95
India	311	365	168	148
Other countries	4,353	4,533	2,339	2,608

	10,473	11,500	12,842	14,391

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill
2)	Revised to reflect an adjusted country allocation

Q2 2012 Quarterly report and Semi-annual report	29

Pension costs

in millions of euros

Specification of pension costs

	2nd quarter
	2011			2012
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)
Service cost	32	17	49	44	21	65
Interest cost on the defined-benefit obligation	139	99	238	127	100	227
Expected return on plan assets	(179)	(96)	(275)	(184)	(110)	(294)
Prior service cost	—	1	1	—	—	—
Curtailment	—	(15)	(15)	—	—	—

Net periodic cost (income)	(8)	6	(2)	(13)	11	(2)
of which discontinued operations	1	1	2	—	—	—

Costs of defined-contribution plans	2	24	26	2	30	32

Costs of defined-benefit plans (retiree medical)
Service cost	—	1	1	—	—	—
Interest cost on the defined-benefit obligation	—	4	4	—	3	3
Prior service cost	—	(1)	(1)	—	(26)	(26)

Net periodic cost	—	4	4	—	(23)	(23)

Specification of pension costs

	January to June
	2011			2012
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)
Service cost	64	36	100	87	42	129
Interest cost on the defined-benefit obligation	278	201	479	255	195	450
Expected return on plan assets	(357)	(193)	(550)	(369)	(216)	(585)
Prior service cost	—	1	1	—	—	—
Curtailment	—	(15)	(15)	—	—	—

Net periodic cost (income)	(15)	30	15	(27)	21	(6)
of which discontinued operations	2	1	3	—	1	1

Costs of defined-contribution plans	4	57	61	5	67	72
of which discontinued operations	—	1	1	1	1	2

Costs of defined-benefit plans (retiree medical)
Service cost	—	1	1	—	1	1
Interest cost on the defined-benefit obligation	—	9	9	—	6	6
Prior service cost	—	(2)	(2)	—	(27)	(27)

Net periodic cost	—	8	8	—	(20)	(20)

30	Q2 2012 Quarterly report and Semi-annual report

Reconciliation of non-GAAP performance measures

all amounts in millions of euros unless otherwise stated.

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition (in %)

	2nd quarter				January to June
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2012 versus 2011
Healthcare	7.3	8.7	—	16.0	7.9	6.2	—	14.1
Consumer Lifestyle	2.5	4.8	1.4	8.7	1.0	3.1	1.7	5.8
Lighting	5.5	6.1	2.4	14.0	3.9	3.9	2.0	9.8
IG&S	(13.0)	(0.4)	—	(13.4)	(9.0)	0.2	(11.9)	(20.7)

Philips Group	5.2	6.7	1.1	13.0	4.5	4.5	0.8	9.8

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

January to June 2012
EBITA (or Adjusted income from operations)	1,002	558	362	154	(72)
Amortization of intangibles1)	(226)	(99)	(35)	(88)	(4)
Impairment of goodwill	—	—	—	—	—
Income from operations (or EBIT)	776	459	327	66	(76)

January to June 2011
EBITA (or Adjusted income from operations)	809	475	105	294	(65)
Amortization of intangibles1)	(258)	(124)	(50)	(81)	(3)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or EBIT)	(804)	(473)	55	(318)	(68)

1)	Excluding amortization of software and product development

Composition of net debt to group equity

	July 3, 2011	December 31, 2011	July 1, 2012

Long-term debt	2,703	3,278	4,123
Short-term debt	713	582	777

Total debt	3,416	3,860	4,900
Cash and cash equivalents	3,260	3,147	3,134

Net debt (cash) (total debt less cash and cash equivalents)	156	713	1,766

Shareholders’ equity	13,086	12,355	12,142
Non-controlling interests	30	34	35

Group equity	13,116	12,389	12,177

Net debt and group equity	13,272	13,102	13,943

Net debt divided by net debt and group equity (in %)	1	5	13
Group equity divided by net debt and group equity (in %)	99	95	87

Q2 2012 Quarterly report and Semi-annual report	31

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

July 1, 2012
Net operating capital (NOC)	11,531	8,542	1,546	5,343	(3,900)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,385	2,775	1,419	1,548	3,643
- intercompany accounts	—	68	33	54	(155)
- provisions	2,540	287	339	275	1,639
Include assets not comprised in NOC:
- investments in associates	203	88	—	22	93
- other non-current financial assets	576	—	—	—	576
- deferred tax assets	1,792	—	—	—	1,792
- cash and cash equivalents	3,134	—	—	—	3,134
	29,161	11,760	3,337	7,242	6,822
Assets classified as held for sale	48
Total assets	29,209

December 31, 2011
Net operating capital (NOC)	10,427	8,418	884	5,020	(3,895)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,940	2,697	2,039	1,450	3,754
- intercompany accounts	—	103	87	51	(241)
- provisions	2,639	287	558	227	1,567
Include assets not comprised in NOC:
- investments in associates	203	86	3	23	91
- other non-current financial assets	346	—	—	—	346
- deferred tax assets	1,713	—	—	—	1,713
- cash and cash equivalents	3,147	—	—	—	3,147

	28,415	11,591	3,571	6,771	6,482
Assets classified as held for sale	551
Total assets	28,966

Net operating capital (NOC)	11,302	7,534	1,428	5,021	(2,681)
Exclude liabilities comprised in NOC:
- payables/liabilities	7,912	2,363	1,403	1,330	2,816
- intercompany accounts	—	73	109	51	(233)
- provisions	2,214	255	308	221	1,430
Include assets not comprised in NOC:
- investments in associates	164	72	—	21	71
- other current financial assets	3	—	—	—	3
- other non-current financial assets	367	—	—	—	367
- deferred tax assets	1,304	—	—	—	1,304
- cash and cash equivalents	3,260	—	—	—	3,260

	26,526	10,297	3,248	6,644	6,337
Assets classified as held for sale	614

Total assets	27,140

32	Q2 2012 Quarterly report and Semi-annual report

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Composition of cash flows

			2nd quarter	January to June
	2011		2012	2011		2012

Cash flows provided by (used for) operating activities	63	1)	52	(430	)1)	383
Cash flows used for investing activities	(344	)1)	(245)	(522	)1)	(340)

Cash flows before financing activities	(281)		(193)	(952)		43

Cash flows provided by (used for) operating activities	63	1)	52	(430	)1)	383
Net capital expenditures:	(243)		(263)	(467)		48
Purchase of intangible assets	(17)		(21)	(65)		(40)
Proceeds from sale of intangible assets	—		—	—		160
Expenditures on development assets	(69)		(75)	(119)		(139)
Capital expenditures on property, plant and equipment	(178	)1)	(189)	(339	)1)	(343)
Proceeds from disposals of property, plant and equipment	21		22	56		410

Free cash flows	(180)		(211)	(897)		431

1)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

Q2 2012 Quarterly report and Semi-annual report	33

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2011				2012
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	5,257	5,216	5,394	6,712	5,608	5,892
% increase	6	(3)	(1)	3	7	13

EBITA	438	371	368	503	552	450
as a % of sales	8.3	7.1	6.8	7.5	9.8	7.6

EBIT	319	(1,123)	273	262	438	338
as a % of sales	6.1	(21.5)	5.1	3.9	7.8	5.7

Net income (loss)	138	(1,345)	76	(160)	249	167

Net income (loss) - shareholders per common share in euros - basic	0.14	(1.39)	0.08	(0.17)	0.27	0.18

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	5,257	10,473	15,867	22,579	5,608	11,500
% increase	6	1	0	1	7	10

EBITA	438	809	1,177	1,680	552	1,002
as a % of sales	8.3	7.7	7.4	7.4	9.8	8.7

EBIT	319	(804)	(531)	(269)	438	776
as a % of sales	6.1	(7.7)	(3.3)	(1.2)	7.8	6.7

Net income (loss)	138	(1,207)	(1,131)	(1,291)	249	416

Net income (loss) - shareholders per common share in euros - basic	0.14	(1.26)	(1.18)	(1.36)	0.27	0.45

Net income (loss) from continuing operations as a % of shareholders’ equity	6.6	(14.8)	(8.8)	(5.7)	8.9	7.2

	period ended 2011				period ended 2012

Inventories as a % of sales	15.7	16.8	18.2	16.1	16.7	16.8

Net debt : group equity ratio	(3):103	1:99	8:92	5:95	6:94	13:87

Total employees (in thousands)	122	125	125	125	122	122
of which discontinued operations	4	4	4	3	—	—

Information also available on Internet, address: www.philips.com/investorrelations

34	Q2 2012 Quarterly report and Semi-annual report

Notes overview

Notes to the unaudited semi-annual consolidated financial statements

Q2 2012 Quarterly report and Semi-annual report	35

Notes to the unaudited semi-annual consolidated financial statements all amounts in millions of euros unless otherwise stated

This report contains the semi-annual financial report of Koninklijke Philips Electronics N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Philips Group) are described in note 4, Segment information.

The semi-annual financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union.

Significant accounting policies

The significant accounting policies applied in these semi- annual financial statements are consistent with those applied in the Company’s Consolidated IFRS financial statements as at and for the year ended December 31, 2011, except for the following three voluntary accounting policy changes and the adoption of the below amendment to a standard. Additionally, as mentioned in note 4, Segment information, the previously reported segment GM&S (Group Management & Services) has been renamed to IG&S (Innovation, Group & Services). This change did not affect the description and the content reported under this segment. The following changes are also expected to be reflected in the Company’s Consolidated IFRS financial statements as at and for the year ending December 31, 2012.

•

Warranty costs previously reported in Selling expenses have been reclassified to Cost of sales. The change follows the rationale that warranty expenses are an integral part of the sale of goods and services. This policy change has been applied retrospectively and reduced Selling expenses and increased Cost of sales by EUR 148 million respectively for the six months ended July 3, 2011.

•

Amortization of brand name and customer relationship intangible assets previously reported in Cost of sales in the Statement of income has been reclassified to Selling expenses. The reclassification follows the rationale that use of brand name and customer relationship intangible assets supports the sales process. This policy change has been applied retrospectively and resulted in a reclassification of EUR 136 million from Cost of sales to Selling expenses for the six months ended July 3, 2011.

•	The third change relates to the intellectual property (IP) policy. IP royalties on products sold by a sector are allocated to that sector. IP royalties related to products, which are no longer sold by a sector were allocated to Group Management & Services (currently Innovation, Group & Services), with the exception of sector Consumer Lifestyle, where IP royalties on such products were allocated to sector Consumer Lifestyle (CL) itself. As of 2012, all IP royalties on products no longer sold by a sector have been allocated to sector Innovation, Group & Services (IG&S). This policy change is applied retrospectively and only impacts the sector information, resulting in a reclassification of EUR 102 million and EUR 82 million on the Sales and Income from operations lines respectively from sector CL to Sector IG&S for the six months ended July 3, 2011. This change also has a reclassification impact on total assets from sector CL to sector IG&S totaling EUR 77 million as at July 3, 2011.

These accounting policy changes have no impact on Earnings per share, Consolidated balance sheets, Consolidated statements of cash flows and Consolidated statements of changes in equity.

The following amendment to a standard has been adopted as relevant for the Company for the first time. This amendment has been endorsed by the EU and has no effect on the Company’s semi-annual financial statements:

•	IFRS 7 ‘Financial Instruments: Disclosures – Transfer of Financial Assets’

The following amendments to standards have not been adopted by the Company in 2012 as they have not been endorsed by the EU; however, these amendments to standards are not applicable to the Company’s semi- annual financial statements and consolidated financial statements:

•	IFRS 1 ‘First-time Adoption of IFRSs: Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters’ (not endorsed by the EU)

•	IAS 12 ‘Income Taxes – Deferred Tax: recovery of Underlying Asset’ (not endorsed by the EU)

36	Q2 2012 Quarterly report and Semi-annual report

The following new standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2013 or later periods. The Company has not early-adopted these standards:

IAS 19 ‘Employee benefits’

The revisions to IAS 19 are effective for annual periods beginning on or after January 1, 2013, and have been endorsed by the EU. In general, the amendment no longer allows for deferral of actuarial gains and losses or cost of plan changes and it introduces significant changes to the recognition and measurement of defined-benefit pension expenses and their presentation in the Statement of income. Additional disclosure requirements have been added for risks and plan objectives, and the distinction between short-term and other long-term benefits has been revised. The revisions further clarify the classification of various costs involved in benefit plans like expenses and taxes.

The amendment will have a material impact on income from operations and net income of the Company, resulting from the changes in measurement and reporting of expected returns on plan assets (and interest costs), which is currently reported under Income from operations. The revised standard requires interest income or expense to be calculated on the net balance recognized, with the rate used to discount the defined-benefit obligations.

There is no impact on the cash flow statement and the balance sheet, since the Company already applies immediate recognition of actuarial gains and losses. The Company also has some unrecognized prior service cost gains which must be recognized. These will lower the provisions on the balance sheet by EUR 10 million.

The impact on net income leads to a lower amount recognized in actuarial gains and losses in equity. The impact was determined by applying the revised IAS 19R to current postemployment benefit plans, excluding long-term plans not requiring actuarial valuations for projection to 2013. The Company will present net interest expense as part of Financial income and expenses. The below estimate given in our Annual Report 2011 is still a reasonable estimate of the impact on net income:

Income from operations	EUR (260) million

Financial income & expenses	EUR (90) million

Income before tax	EUR (350) million

The standard also enhances the definition of termination benefits and what constitutes a benefit for future service. In many cases these clarifications are reinforcing the current standard, therefore this is not expected to materially impact the consolidated financial statements.

IFRS 9 ‘Financial Instruments’

The standard introduces certain new requirements for classifying and measuring financial assets and liabilities. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications: those measured at amortized cost and those measured at fair value. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting, will be applicable from January 1, 2015, although entities are permitted to adopt earlier. This standard has not yet been endorsed by the EU. The new standard will primarily impact the accounting for available-for-sale securities within Philips and will, accordingly, change the timing and placement (profit or loss versus other comprehensive income) of changes in the respective fair value. Currently the actual impact in the year it will be applied cannot be estimated on a reasonable basis.

IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation – Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control. The revised definition of control focuses on the need to have both power and variable returns before control is present. The new standard includes guidance on control with less than half of the voting rights (‘de-facto’ control), participating and protective voting rights and agent/principal relationships. This new standard will be applicable from January 1, 2013, but has not yet been endorsed by the EU. The Company is currently evaluating the impact that this new standard will have on the Company’s consolidated financial statements.

The Company is currently assessing the potential other new standards, amendments to standards and interpretations that are effective for annual periods on or after January 1, 2013 and which the Company has not early-adopted. None of these are expected to have a material effect on the Company’s consolidated financial statements.

Q2 2012 Quarterly report and Semi-annual report	37

Estimates

The preparation of the semi-annual financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated semi-annual financial statements, the significant estimates and judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2011.

Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2011.

Segment information

Philips’ activities are organized on a sector basis, with operating sectors – Healthcare, Consumer Lifestyle and Lighting – each being responsible for the management of its business worldwide, and Innovation, Group & Services (IG&S). The previously reported segment GM&S (Group Management & Services) has been renamed to IG&S (Innovation, Group & Services). A short description of these sectors is as follows:

•	Healthcare: consists of the following businesses – Imaging Systems, Home Healthcare Solutions, Patient Care & Clinical Informatics, and Customer Services.

•	Consumer Lifestyle: consists of the following businesses – Personal Care, Lifestyle Entertainment, Domestic Appliances, Health & Wellness, and Licenses.

•

Lighting: consists of the following businesses – Light Sources & Electronics (formerly Lamps and part of the former Lighting Systems & Controls business), Professional Lighting Solutions (also includes part of the former Lighting Systems & Controls business), Consumer Luminaires, Automotive and Lumileds.

•

IG&S: comprises the activities of the corporate center, including Philips’ global brand management and sustainability programs, country and regional management costs, and costs of pension and other postretirement benefit plans, as well as the activities of Philips Group Innovation. Additionally, the global shared business services for purchasing, finance, human resources, IT, real estate and supply are reported in this sector.

Reportable segments for the purpose of the segmental disclosures required by IAS 34 Interim Financial Statements are: Healthcare, Consumer Lifestyle and Lighting.

Significant segment information can be found in the Sectors, Sectors and main countries and Reconciliation of non-GAAP performance measures sections of this document.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at Consumer Lifestyle and Healthcare, typically resulting in higher revenues and earnings in the second half-year results. Within Healthcare, sales are generally higher in the second half of the year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. Within Consumer Lifestyle, sales are generally higher in the second half-year due to the holiday sales. Sales in the Lighting businesses are generally not materially affected by seasonality.

For the 12 months ended July 1, 2012, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 9,423 million, EUR 5,761 million and EUR 7,999 million respectively (12 months ended July 3, 2011, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 8,763 million, EUR 5,584 million and EUR 7,563 million respectively).

Discontinued operations and Other assets classified as held for sale

Discontinued operations: Television business

As announced in the press release on the first quarter of 2012, the Television business’s long-term strategic partnership agreement with TPV was signed on April 1, 2012. The results related to the Television business are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. The following table summarizes the results of the Television business included in the Consolidated statements of income as discontinued operations.

38	Q2 2012 Quarterly report and Semi-annual report

	January to June
	2011	2012

Sales	1,186	565
Costs and expenses	(1,304)	(612)
Deal related costs	(85)	(2)
Income (loss) before taxes	(203)	(49)
Income taxes	14	23

Results from discontinued operations	(189)	(26)

At December 31, 2011, Television business assets held for sale amounted to EUR 201 million and liabilities directly associated with the Television business assets held for sale amounted to EUR 7 million.

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 14 million (December 31, 2011 EUR 269 million) and business divestments of EUR (19) million at July 1, 2012 (December 31, 2011 EUR 27 million).

On March 29, 2012, Philips announced the completion of the High Tech Campus transaction with proceeds of EUR 425 million, consisting of a EUR 373 million cash transaction and an amount of EUR 52 million that will be received in future years. The gain from the transaction, after deducting expenses related to other real estate efficiency measures which are part of the EUR 800 million cost reduction program announced in 2011, will be EUR 65 million, EUR 37 million of which was recognized in the first quarter of 2012 in income from operations while EUR 28 million was deferred to future periods and is recognized periodically starting as of April 2012. The deferral of the gain relates to the finance lease element in the sale and lease-back arrangement part of the deal.

In the first half-year of 2012 the main divestment made was the Speech Processing business in Consumer Lifestyle. In Healthcare a minor service activity was divested, and in Lighting a minor manufacturing activity.

Acquisitions and divestments

Acquisitions

On January 9, 2012 Philips acquired (in)directly 99.93% of the outstanding shares of Industrias Derivadas del Aluminio, S.L. (Indal). This acquisition involved an aggregated purchase price of EUR 210 million and has been accounted for using the acquisition method. By the end of July 2012, Indal will be fully owned by Philips.

The acquisition of Indal fits in with Philips’ ambition to grow its presence in professional lighting solutions, creating a platform to expand its capabilities to deliver lighting solutions and lead the transition to energy- efficient LED-based lighting applications. The acquisition involved a goodwill amount of EUR 70 million, which is primarily related to the synergies expected to be achieved from integrating Indal in the Professional Lighting Solutions business (former Professional Luminaires business) of the Lighting sector.

Measured on a half-yearly basis, the aggregated impact of this acquisition on Group Sales, Income from operations, Net income and Net income per common share (on a fully diluted basis) is not material in respect of IFRS 3 disclosure requirements.

Divestments

Philips completed three divestments of business activities during the first six months of 2012, which comprised certain Lighting manufacturing activities, the Speech Processing business in Consumer Lifestyle and certain Healthcare service activities. These transactions involved an aggregated consideration of EUR 49 million and are therefore deemed immaterial in respect of IFRS 3 disclosure requirements.

On January 26, 2012, Philips agreed to extend its partnership with Sara Lee Corp (Sara Lee) to drive growth in the global coffee market. Under a new exclusive partnership framework, which will run through to 2020, Philips will be the exclusive Senseo consumer appliance manufacturer and distributor for the duration of the agreement. As part of the agreement, Philips transferred its 50% ownership right in the Senseo trademark to Sara Lee. Under the terms of the agreement, Sara Lee paid Philips a total consideration of EUR 170 million. The consideration was recognized in Other business income for an amount of EUR 160 million. The remainder was included in various line items of the Consolidated statements of income (EUR 8 million) or deducted from the book value of Property, plant and equipment (EUR 2 million).

Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pretax income of the interim period. This year’s income tax expense is higher compared with 2011, mainly due to higher taxable earnings, partly offset by higher incidental tax benefits largely due to releases of tax provisions for uncertain tax positions.

Q2 2012 Quarterly report and Semi-annual report	39

Investments in associates

Results relating to investments in associates declined in the first six months of 2012 compared to the previous year, which was mainly due to restructuring charges of EUR 11 million recognized within a lighting venture in which Philips has a participation of 50%.

Property, plant and equipment

Acquisitions and disposals

During the first six months ended July 1, 2012, there were no significant movements in Property, plant and equipment. Apart from currency translation-related differences of EUR 47 million (six months ended July 3, 2011: EUR 116 million), the addition of EUR 398 million (six months ended July 3, 2011: EUR 346 million) was largely offset by depreciation and impairment charges of EUR 317 million (six months ended July 3, 2011: EUR 308 million).

Goodwill

Goodwill is summarized as follows:

Balance as of December 31, 2011:
Cost	9,224
Amortization and impairments	(2,208)

Book value	7,016

Changes in book value:
Acquisitions	70
Impairments	—
Transfer to assets classified as held for sale and divestments	(6)
Translation differences	210

Balance as of July 1, 2012:
Cost	9,564
Amortization and impairments	(2,274)

Book value	7,290

Acquisitions in 2012 include goodwill related to the acquisition of Indal of EUR 70 million. In addition, goodwill changed due to the finalization of purchase price accounting related to acquisitions in the prior year, with a net effect of 0 for the first six months of 2012.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below sector level), which represent the lowest level at which the goodwill is monitored for internal management purposes.

In 2012 the organizational structure of the Lighting sector was changed. As a result of the change, the goodwill associated with the former unit Lamps was allocated to Light Sources & Electronics. In addition, the goodwill associated with the former Lighting Systems & Controls unit was allocated to Light Sources & Electronics and to Professional Lighting Solutions (former name was Professional Luminaires).

Goodwill allocated to the cash-generating units Respiratory Care & Sleep Management, Professional Lighting Solutions, Imaging Systems, and Patient Care & Clinical Informatics are considered to be significant in comparison to the total book value of goodwill for the Group at July 1, 2012. The amounts associated as of July 1, 2012, are presented below:

July 1, 2012

Respiratory Care & Sleep Management	1,828
Professional Lighting Solutions	1,373
Imaging Systems	1,558
Patient Care & Clinical Informatics	1,402

The basis of the recoverable amount used in the annual (performed in the second quarter) and trigger-based impairment tests is the value in use. Key assumptions used in the impairment tests for the units in the table above were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2012 to 2016 that matches the period used for our strategic process. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.

40	Q2 2012 Quarterly report and Semi-annual report

Cash flow projections of Respiratory Care & Sleep Management, Professional Lighting Solutions, Imaging Systems, and Patient Care & Clinical Informatics for 2012 were based on the following key assumptions (based on the annual impairment test performed in the second quarter):

in %
	compound sales growth rate1)
	initial forecast period	extra- polation period2)	used to calculate terminal value	pre-tax discount rates

Respiratory Care & Sleep Management	8.0	5.8	2.7	11.2
Professional Lighting Solutions	6.6	5.3	2.7	13.0
Imaging Systems	3.4	2.9	2.7	12.8
Patient Care & Clinical Informatics	6.5	4.1	2.7	13.2

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

Among the mentioned units, Respiratory Care & Sleep Management and Professional Lighting Solutions have the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount. The headroom of Respiratory Care & Sleep Management was estimated at EUR 560 million. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

	increase in pre-tax discount rate, basis points	decrease in long-term growth rate, basis points	decrease in terminal value amount, %

Respiratory Care & Sleep Management	210	400	30.0

Based on the annual impairment test, it was noted that for Professional Lighting Solutions the estimated recoverable amount approximates the carrying value of the cash- generating unit. Consequently, any adverse change in key assumptions would, individually, cause an impairment loss to be recognized.

The results of the annual impairment test of Imaging Systems and Patient Care & Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information

In addition, other units, to which a lower amount of goodwill is allocated, are sensitive to fluctuations in the assumptions as set out above.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 49 million. An increase of 140 points in pre-tax discounting rate, a 250 basis points decline in the compound long-term sales growth rate or a 20% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at July 1, 2012 amounts to EUR 44 million.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Lumileds was EUR 487 million. An increase of 420 points in pre-tax discounting rate, a 670 basis points decline in the compound long-term sales growth rate or a 46% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Lumileds at July 1, 2012 amounts to EUR 139 million.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Consumer Luminaires was EUR 153 million. An increase of 380 points in pre-tax discounting rate, a 710 basis points decline in the compound long-term sales growth rate or a 52 % decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Consumer Luminaires at July 1, 2012 amounts to EUR 135 million.

Intangible assets excluding goodwill

The changes in intangible assets excluding goodwill in 2012 are summarized as follows:

Book value as of December 31, 2011	3,996

Changes in book value:
Additions	176
Acquisitions and purchase price allocation adjustment	135
Amortization/deductions	(341)
Impairment losses	(14)
Translation differences	109

Total changes	65

Book value as of July 1, 2012	4,061

The acquisitions through business combinations in 2012 mainly consist of the acquired intangible assets of Indal for EUR 134 million. During the first six months of 2011

Q2 2012 Quarterly report and Semi-annual report	41

Philips completed four acquisitions, which involved an aggregate amount of intangible assets of EUR 86 million, of which the majority relates to the acquisition of the India-based kitchen appliances business of Preethi.

Other non-current financial assets

The changes in other non-current financial assets in 2012 are as follows:

Balance as of December 31, 2011	346

Changes:
Acquisitions and additions	225
Sales, redemptions and reductions	(2)
Value adjustments	7

Balance as of July 1, 2012	576

Other non-current financial assets consist mainly of available-for-sale financial assets (EUR 211 million) and loans and receivables (EUR 261 million).

Acquisitions and additions amounted to EUR 225 million during the first six months of 2012, mainly due to loans provided to TPV Technology Limited and the television joint venture TP Vision Holding BV (EUR 151 million in aggregate), which was established on April 1, 2012 in the context of the divestment of Philips’ Television business. Additionally there was an increase of EUR 53 million in Loans and receivables related to the sale of real estate belonging to the High Tech Campus.

In 2010 Philips sold its entire holding of common shares in NXP Semiconductors B.V. (NXP) to Philips Pension Trustees Limited (herein referred to as “UK Pension Fund”). As a result of this transaction the UK Pension Fund obtained the full legal title and ownership of the NXP shares, including the entitlement to any future dividends and the proceeds from any sale of shares. From the date of the transaction the NXP shares are an integral part of the plan assets of the UK Pension Fund. The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014, if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on the regulatory funding basis) on September 7, 2014. The arrangement qualifies as a financial instrument and is reported under Other non-current financial assets. The fair value of the arrangement was estimated to be EUR 8 million as of December 31, 2011. As of July 1, 2012 management’s best estimate of the fair value of the arrangement is EUR 24 million, based on the risks, the stock price of NXP, the current progress and the long-term nature of the recovery plan for the 2009 deficit of the UK Pension Fund. The change in fair value until July 1, 2012 is reported under Value adjustments in the table above and also recognized in Financial income.

Inventories

Inventories are summarized as follows:

	December 31,	July 1,
	2011	2012

Raw materials and supplies	1,083	1,247
Work in progress	630	612
Finished goods	1,912	2,114

	3,625	3,973

The amounts recorded above are net of allowances for obsolescence.

On July 1, 2012, the write-down of inventories to net realizable value amounted to EUR 139 million (year-end 2011: EUR 239 million). The write-down is included in Cost of sales.

Shareholders’ equity

In May 2012, Philips settled a dividend of EUR 0.75 per common share, representing a total value of EUR 687 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 62.4% of the shareholders elected for a share dividend, resulting in the issuance of 30,522,107 new common shares. The settlement of the cash dividend involved an amount of EUR 258 million.

As of July 1, 2012, the issued and fully paid share capital consists of 1,039,497,552 common shares, each share having a par value of EUR 0.20.

During the first six months of 2012 a total of 2,765,564 treasury shares were delivered as a result of stock option exercises, restricted share deliveries and other employee-related share plans, and a total of 27,991,898 shares were acquired for cancellation purposes in connection with the EUR 2 billion share buy-back program started in July 2011. On July 1, 2012 the total number of treasury shares amounted to 108,106,877, which were purchased at an average price of EUR 18.92 per share.

42	Q2 2012 Quarterly report and Semi-annual report

Short-term and long-term debt

At the end of Q2 2012, Philips had total debt of EUR 4,900 million, an increase of EUR 1,040 million compared to December 31, 2011. Long-term debt was EUR 4,123 million, an increase of EUR 845 million, and short-term debt was EUR 777 million, an increase of EUR 195 million compared to December 31, 2011. The movement of debt was mainly as a result of the issuance of USD 1,500 million of bonds in Q1 2012, offset by early redemption of USD 500 million of bonds in Q2 2012. Total remaining long-term debt consists mainly of USD 4,260 million of public bonds. The weighted average interest rate of long-term USD bonds was 5.64% at the end of Q2 2012.

Provisions

Provisions are summarized as follows:

	December 31, 2011		July 1, 2012
	long term	short term	long term	short term

Provisions for defined-benefit plans	760	55	762	51
Other postretirement benefits	264	22	236	23
Postemployment benefits and obligatory severance payments	79	25	69	24
Product warranty	65	258	64	225
Loss contingencies (environmental remediation and product liability)	268	37	284	28
Restructuring-related provisions	51	118	78	140
Onerous contract provisions	84	164	40	53
Other provisions	309	80	344	119

	1,880	759	1,877	663

The reduction of onerous contract provision is largely attributable to divestment of the Television business. More details can be found in Note 6 Discontinued operations and Other assets classified as held for sale.

Accrued liabilities

The decrease in accrued liabilities was mainly driven by lower material and other cost-related accruals of EUR 41 million and other accruals totalling EUR 56 million. Additionally, personnel-related accruals were EUR 21 million lower, and deferred income income EUR 72 million higher, compared to the end of 2011.

Pensions

In accordance with IAS 34, actuarial gains and losses are reported in the semi-annual financial statements only if there have been significant changes in financial markets.

Actuarial gains or losses as well as changes in the effect of the asset ceiling, if any, are reported under Other comprehensive income and against the respective balance sheet items.

In the first six months of 2012 no actuarial gains or losses were recorded as the changes in financial markets during that period were considered not significant.

In the first six months of 2012 the change in the effect of the asset ceiling was a loss of EUR 161 million before tax.

In the first six months of 2011 no actuarial gains and losses and no changes in the effect of the asset ceiling were recorded.

For the whole of 2011 the combined effect of actuarial gains and losses and changes in the effects of the asset ceiling was a reduction in equity of EUR 447 million net of tax due to unfavorable developments in the second half of the year.

The half-year estimates are limited to the principal plans, i.e. the defined-benefit plans in the Netherlands, Germany, the UK and the US, which together represent more than 90% of the defined-benefit pension assets and liabilities for the Group as a whole.

The actual balances in interim periods do not contain prepaid pension costs as an asset if the Company does not expect them to be recognized at the end of the year. The asset ceiling test is applied in accordance with IFRIC 14.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of Q2 2012, the total fair value of guarantees recognized on the balance sheet was EUR 9 million (December 31, 2011: EUR 9 million). Remaining off-balance-sheet business and credit-related guarantees provided to third parties and associates decreased by EUR 13 million during the first half of 2012 to EUR 323 million.

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The company accrues for losses associated with environmental obligations when

Q2 2012 Quarterly report and Semi-annual report	43

such losses are probable and reliably estimable. Such amounts are recognized on a discounted basis since they reflect the present value of estimated future cash flows.

Provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities and changes in judgments, assumption, and discount rates.

The Company and/or its subsidiaries have recognized environmental remediation provisions for sites in various countries. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period. For certain legal proceedings information required under IAS 37 is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the legal proceeding.

For information regarding legal proceedings in which the Company is involved, please refer to our Annual Report 2011. Significant developments regarding legal proceedings that have occurred since the publication of our Annual Report 2011 are described below:

Cathode-Ray Tubes (CRT)

In the first half of 2012, in addition to the existing Indirect Purchaser claims and Direct Purchaser claims, the State of Washington filed a complaint against Philips based on their alleged purchases of CRT’s and a settlement was reached with the State of California regarding similar allegations. Furthermore, the Direct Purchaser Plaintiffs settlement agreement has been submitted to the court for approval, which is expected to be obtained in the second half of 2012. Certain plaintiffs opted out of the Direct Purchaser Plaintiff class settlement, which will reduce the amount of the settlement fund with the Direct Purchaser class.

In June 2012, the Company received a supplemental Statement of Objections from the European Commission to which the Company will respond both in writing and at a Hearing.

Display (LCD)

As previously disclosed in the Annual Report 2011, the Company and PENAC were named as defendants in an action brought by Jaco Electronics, Inc. Additionally, PENAC has also been named as a defendant in the actions brought by Motorola Mobility, Inc. and T-Mobile USA, Inc. and in the action brought collectively by Target Corp, Sears Roebuck and Co, Kmart Corp, Old Comp Inc, Good Guys, Inc. RadioShack Corp and Newegg Inc. The Company and PENAC are in the process of attempting to settle with a number of these plaintiffs.

Optical Disc Drive (ODD)

On April 19, 2012, the court denied the Defendants’ Motions to Dismiss and the case has proceeded to active discovery.

Philips Polska

As previously reported, Philips is conducting a review of certain activities related to the sale of medical equipment for potential violations of the U.S. Foreign Corrupt Practices Act (FCPA) in connection with an indictment issued by authorities in Poland in December 2009 against numerous individuals, including three former employees of Philips Polska Sp.z.o.o. The review has been reported to the U.S. Department of Justice and the U.S. Securities and Exchange Commission and Philips is cooperating with these authorities in connection with the review. The legal proceedings in Poland against the individuals are ongoing.

Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted on terms comparable to transactions with third parties.

44	Q2 2012 Quarterly report and Semi-annual report

Related-party transactions are summarized as follows:

		January to June
	2011	2012

Purchases of goods and services	95	124
Sales of goods and services	50	63

		Balance outstanding
	July 3, 2011	July 1, 2012

Receivables from related parties	15	11
Payables to related parties	3	4

Philips made various commitments upon signing the agreement with TPV Technology Limited, related to the Television business divestment, to provide further funding to the venture, as follows:

•	A subordinated shareholder loan of EUR 51 million to the venture based on Philips’ share of 30% of the venture

•	A nine-month EUR 100 million senior bridge loan to the venture, depending on funding needs

•	Payment of EUR 185 million non-refundable one-off advertising and promotion support for the venture in two installments of EUR 135 million and EUR 50 million respectively in the first two years.

In addition, depending on the funding needs of the venture, Philips has committed to provide 30% of additional financing of EUR 200 million. This additional funding is considered to have only a remote possibility of occurring.

See also Discontinued operations and Other assets classified as held for sale for further details on the Television business divestment.

Share-based compensation

Share-based compensation expense amounted to EUR 44 million and EUR 29 million in the first six months of 2012 and 2011 respectively.

During the first six months of 2012 the Company granted 6,999,057 stock option rights on its common shares and 2,498,619 rights to receive common shares in the future (restricted share rights).

A total of 1,487,972 restricted shares were issued to employees. 185,195 EUR-denominated options and 89,024 USD-denominated options were exercised at a weighted average exercise price of EUR 12.63 and USD 16.94 respectively.

Under the employee stock purchase plans 1,069,581 shares have been purchased at an average price of EUR 14.91.

For further information on the characteristics of these plans, please refer to the Annual Report 2011, note 30.

In January 2012, the Company offered a further 4,022,000 performance stock option rights and 4,022,000 performance shares under the Accelerate! grant. USD-denominated performance options and performance shares are granted to employees in the United States only. The performance options ultimately vest on 31 March 2014 and expire 10 years after grant date. The performance shares ultimately vest on 31 March 2014, and after vesting an additional two-year holding period applies to the performance shares. The actual number of performance options and performance shares that will ultimately vest is dependent on the performance targets under the Accelerate! program, which are based on the 2013 mid-term financial targets, and provided that the grantee is still employed with the Company.

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